Exhibit 99.51

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Inter-Citic Minerals Inc. (“Inter-Citic”)

60 Columbia Way, Suite 501

Markham, ON L3R 0C9

Item 2.	Date of Material Change

October 26, 2007

Item 3.	News Release

On October 29, 2007, Inter-Citic issued a press release relating to the material change described below. The press release was distributed by MarketWire.

Item 4.	Summary of Material Changes

On October 29, 2007, Inter-Citic announced that its Board of Directors has adopted a Shareholder Rights Plan.

Item 5.	Full Description of Material Change

On October 26, 2007, the Board of Directors (the “Board”) of Inter-Citic adopted a Shareholder Rights Plan (the “Rights Plan”). The Rights Plan has been adopted to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of Inter-Citic. The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It also provides the Board with more time to fully consider an unsolicited take-over bid and, if applicable, to explore other alternatives to maximize shareholder value. The Rights Plan became effective on October 26, 2007 upon adoption by the Board. The Rights Plan was not adopted in response to any proposal to acquire control of the Company. The full text of the Rights Plan is available on SEDAR.

The Rights Plan is not intended to prevent take-over bids that treat shareholders fairly. Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be “Permitted Bids”. Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for 60 days. In the event a take-over bid does not meet the Permitted Bid Requirements of the Rights Plan, the rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price of the common shares at that time.

The Rights Plan has been approved by the Toronto Stock Exchange and will be presented for ratification by the shareholders at Inter-Citic’s Annual Meeting to be held in April, 2008. If approved by the shareholders, the Rights Plan will have an initial term of three years.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The following senior officer of Inter-Citic is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

Stephen Lautens

Vice President and General Counsel

Tel: (905) 479-5072 x 227

Fax: (905) 479-6397

Item 9.	Date of Report

October 31, 2007